Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP PROVIDES INFORMATION ON MARLIN POWER SUPPLY INTERRUPTIONS

VANCOUVER, BRITISH COLUMBIA, July 04, 2008 – GOLDCORP INC. (TSX: G; NYSE: GG) today announced that the Marlin mine in Guatemala has experienced power interruptions as a result of tampering with lines supplying power to the mine site, resulting in periodic idling of the mill facility.  Mining activities at the underground and open pit have been largely unaffected and ore continues to be stockpiled on site.

The interference with the operation of the power line is being carried out by a landowner with whom Goldcorp has an existing right-of-way agreement since 2004.  The agreement provides monetary compensation in exchange for access for the passage and proper maintenance of the power line.  In keeping with its commitment to the Voluntary Principles on Security and Human Rights, Goldcorp has made extensive efforts to work cooperatively with the landowner, including a provision for additional compensation as requested,  attempts to re-route power lines and through mediation with the third party independent Human Rights Ombudsman for Guatemala. Goldcorp continues to seek an equitable solution and is working with local and national officials in Guatemala to resolve this issue as quickly and fairly as possible.

Goldcorp’s primary concern is for the safety of the residents, its employees and other individuals in the vicinity of the power line’s route.  The 69 Kv line carries electrical loads that can result in fire, severe injuries and death in the event of improper contact.  Unplanned power outages at the mine site can also have severe safety consequences for Goldcorp employees.

About Marlin Mine

Marlin mine is expected to produce approximately 250,000 ounces of gold per year and approximately 4 million ounces of silver per year over its mine life.  Goldcorp is the largest single employer in the region, employing over 800 Guatemalans and paying among the highest wages in the country.   On average, the mine generates weekly tax receipts to the Guatemalan government of approximately US$355,000.  In addition, weekly royalty receipts of approximately US$78,000 are split equally between the Guatemalan government and the local municipality of San Miguel Ixtahuacan.  For San Miguel Ixtahuacan, receipt of royalty payments has resulted in substantial infrastructure improvements in the area, including roads, public works, and reliable power.  Tax and royalty payments have been delayed as a result of the power issue.  For more information on Goldcorp’s community relations activities in Guatemala, please visit the website at www.goldcorp.com.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This presentation contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. (“Goldcorp”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2006 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com